Dear Loyal Shareholder,

Due to your ongoing faithfulness and support of Zion Oil & Gas, we are excited to include you in an exclusive and limited time **Rights Offering**. This opportunity is unlike any other offering Zion has undertaken because we find ourselves at a major crossroads. A successful Bond offering is essential for Zion to drill our first well in the Megiddo-Jezreel License in the next few months.

Zion's Offering: For every 100 shares of Zion Common Stock you owned as of October 15, 2015, you were given one **Right**. Each **Right** entitles you to purchase **two Zion convertible Bonds for $100 each which equals a $200 purchase price per Right.** Each Bond will pay **10% interest** every year for five years.

You may also choose to **over-subscribe**. You are not limited as to how many Bonds you may seek to buy.



10% Interest each year!
in cash or Common Stock
1 RIGHT
=
1 BOND $100
1 BOND $100
5 years
Zion buys back plus interest
May convert to Common Stock before 2021
see FAQs inside

We have dedicated much scientific effort and expense into this prospect and we have great hope that we are on the **verge of a significant oil discovery for Israel**. Forrest Garb & Associates, an international petroleum engineering and geoscience consulting firm, has completed its **Independent Resource Assessment Report** of Zion's drilling prospect. This independent analysis affirms Zion's internal interpretation of four target objectives with combined original oil in place estimates possibly in the hundreds of millions of barrels, if a discovery is made.

No doubt you have seen recent news articles touting a **potentially game-changing massive oil discovery** in Israel's Golan Heights by Genie/Afek Oil & Gas. We are cautiously optimistic that such discovery ultimately proves successful. That potentially massive oil find is a **mere 26 miles** from Zion's proposed drill site location.

Joel Rosenberg, in his non-fiction book *Epicenter* (2008), when speaking of Zion and Givot Olam, two companies founded on a Biblical search for oil in Israel, wrote:

"Will one of these companies hit the big one? Will they all? Will someone else? The truth is, we cannot know exactly who will tap into the oil reserves believed to be waiting beneath Israel's soil or exactly when it will happen, because the Bible does not tell us. But the Bible does make it clear that Israel will be wealthy before the Russian-Iranian coalition attacks. That much we can take to the bank. And I believe the Bible's hints about the existence of oil in Israel present a viable means for the fulfillment of that prophecy. Thus, expect to read future headlines like this one: ***Israel Discovers Massive Reserves of Oil, Gas***." Source: *Epicenter* (2008), page 63.

Givot Olam's license area is located on Ephraim's tribal land and their discovery is now producing several hundred barrels of oil per day. Our upcoming Megiddo-Jezreel #1 well is on Manasseh's tribal land. Soon before he died, Israel (Jacob) pronounced a blessing on Joseph and Joseph's sons, Ephraim and Manasseh (Genesis 48-49).

Zion Oil & Gas is a company founded on God's Holy Word, for such a time as this. Join us in our effort to bless Israel, her people, and our shareholders.

"By the Almighty who will bless you with blessings of heaven above,
Blessings of the deep that lies beneath …"
Genesis 49: 25

"And I will bless those who bless thee…"
Genesis 12: 2-3

Shalom,

vg Carillo

CEO of Zion Oil & Gas, Inc.


LEBANON
EAST MANASSEH
World-class natural gas reserves
ASHER
NAPHTALI
HAIFA
RECENT GENIE OIL DISCOVERY
Sea of Galilee
ZEBULUN
ISSACHAR
~26 MILES
MEGIDDO-JEZREEL LICENSE
ZION DRILL SITE
CAESAREA
MANASSEH
(HEAD OF JOSEPH)
JORDAN
ISRAEL
TEL AVIV
GAD
GIVOT OLAM PRODUCTION
EPHRAIM
DAN
BENJAMIN
JERUSALEM

BOND OFFERING FAQs

WHAT IS A SUBSCRIPTION RIGHT?

A temporary entitlement or privilege, based on the number of ZN shares a shareholder owns. In this case, every 100 shares owned entitles the shareholder to 1 Right. When exercised (accepted and purchased), 1 Right will obtain 2 convertible Bonds.

WHAT IS AN OVER-SUBSCRIPTION?

To order more than what you currently have available to you. For example, if you have 5 Rights and you want to obtain 10 Rights, you would subscribe for 5 Rights and **over-subscribe** for 5 additional Rights. In other words, you may request to buy as many Bonds as you like.

WHAT IS A CONVERTIBLE BOND?

A Bond, like an "IOU", is a promise to pay principal and interest over a certain time period. We are offering **10% interest** each year for up to 5 years. The Bondholder has the option to convert the $100 Bond to a fixed number of shares of Common Stock at any time until January 15, 2021.

WHAT IS THE CONVERSION PRICE?

The price to convert the Bond to Common Stock will be fixed as of February 15, 2016, when the Bond is issued. The price will be the average of our share closing prices during the 30 trading days immediately before February 15, 2016, plus 30%. For example, if the 30-day average closing price was $2.00 per share, 30% would be added to $2.00 ($2.00 + 30% = $2.60), which means that $2.60 would be the conversion price. $100 principle/$2.60 conversion price = 39 shares at conversion.

WHEN WILL THE BONDS BE ISSUED?

February 15th, 2016, in book-entry form, which means no Bond certificate will automatically be issued.

MAY I GET A PHYSICAL CERTIFICATE?

Bonds will be issued book-entry for trading purposes, but you may request a certificate in writing, by email or letter, and we will mail one to you. The certificate will be issued to the account address on file.

WHEN CAN I EXPECT MY FIRST INTEREST PAYMENT?

Interest payments start February 15th, 2017 and continue on the same date every year for the next 5 years.

IS THE 5 YEAR PERIOD GUARANTEED?

Zion Oil & Gas may redeem (buy back) the Bond from you after 2 years. If we choose to redeem the Bond, you will still be paid 10% interest each year before redemption plus an additional 10%.

Continued on next page...

HOW WILL THE INTEREST BE PAID?

Zion Oil & Gas may decide to either distribute cash or issue Common Stock of the same value each year. Either stock will be added to your account, or a check will be issued to the account address on file.

HOW IS A BOND DIFFERENT FROM COMMON STOCK?

Common Stock does not pay interest. The Bond can be converted within the 5 year period at a fixed price, even if our stock price increases. Our Bonds will be listed on the over-the-counter market and you may sell or trade with a broker.

WHAT IF MY NAME OR ADDRESS IS WRONG ON MY ACCOUNT?

You may change your address by logging on to your account at www.amstock.com or by calling AST at 1-844-699-6645. However, all name changes are considered stock transfers. Complete the last box on the Rights Offering letter as indicated. Additional information may be required. Please call 1-888-891-9466 if you have questions.

WILL THE OFFERING BE EXTENDED?

Any extension is highly unlikely. Please allow adequate time to submit your form or payment by mail or online. The correct form and payment must be received in our office by January 15, 2016.

HOW WILL THIS EFFECT MY TAX SITUATION?

The subscription right and the conversion of the Bond into Common Stock are not taxable events. For more details, you would need to speak with a financial advisor or a tax specialist.

WHERE CAN I FIND THE PROSPECTUS TO THIS OFFERING?

The Prospectus Supplement can be found at www.sec.gov by searching "ZN", on our website at www.zionoil.com/Bondprospectus, or mailed upon your request. Contact us toll-free at 1-888-891-9466 for more information.

FOR A COMPLETE DESCRIPTION OF THE TERMS AND CONDITIONS OF THIS RIGHTS OFFERING, WE HIGHLY ENCOURAGE YOU TO READ AND STUDY THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS SUPPLEMENT DATED OCTOBER 21, 2015.